UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crystal Graphite Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

229248109

(CUSIP Number)

KAK Investments, Inc.
Attn: Mr. Robert W. Cuthill, Jr.
341 North Maitland Avenue, Suite 130
Maitland, Florida 32751
(407) 644-3781 Ext. 235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229248109			Page 2 of 7

1.	Name of Reporting Person: KAK Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,365,541

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,365,541

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,365,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.59%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 229248109			Page 3 of 7

1.	Name of Reporting Person: Evergreen Security, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,365,541

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,365,541

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,365,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.59%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 229248109	Page 4 of 7

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock, no par value per share (the “Common Stock”), of Crystal Graphite Corporation, a Canadian corporation incorporated under the laws of the Province of British Columbia (the “Company”). The address of the Company’s principal executive offices is 999 West Hastings Street, Suite 1750, Vancouver, British Columbia V6C2W2, Canada.

Item 2. Identity and Background

(a) Name: KAK Investments, Inc. (“KAK”)

(b) Principal Business and Office Address: 341 North Maitland Avenue, Suite 130
Maitland, Florida 32751.

(c) Principal Business: A corporation engaged as a holding company.

(d) KAK has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) KAK has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding KAK was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Delaware

(a) Name: Evergreen Security, Ltd. (“Evergreen”)

(b) Principal Business and Office Address: 341 North Maitland Avenue, Suite 130
Maitland, Florida 32751.

(c) Principal Business: A corporation engaged in asset recovery.

(d) Evergreen has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Evergreen has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Evergreen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration

     On or around August 14, 2001, the Company and fifteen other persons and corporations, including KAK, were named as defendants in a lawsuit by R. W. Cuthill, Jr., the trustee (the

CUSIP No. 229248109	Page 5 of 7

“Trustee”) in bankruptcy for Evergreen. The Trustee sought from the defendants the return of the value of funds or assets, some of which claimed to be KAK’s equity investment in the Company, of approximately $9,500,000 Canadian, under the theory that transfers allegedly made, or indirectly made, to the defendants from Evergreen were recoverable under the U.S. Bankruptcy Code.

     By settlement agreement made between the Trustee and representatives of KAK, dated August 26, 2002, and approved by order of the U.S. Bankruptcy Court on December 6, 2002 (the “Settlement”), Evergreen became the legal and beneficial owner of KAK and thus, became the beneficial owner of 11,365,541 shares of the Company’s Common Stock held by KAK (the “Shares”).

     As a result of the Trustee acquiring the Shares, the Company and the Trustee executed a settlement agreement effective November 7, 2002. The Trustee filed the settlement agreement for approval with the Bankruptcy Court on November 19, 2002, which was approved by the U.S. Bankruptcy Court on January 16, 2003.

Item 4. Purpose of Transaction

     The acquisition of the Shares that is the subject of this statement was for investment purposes. Neither KAK nor Evergreen have any plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation, bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     The beneficial ownership reported in this statement is shared by KAK and Evergreen.

(a) The aggregate number of shares of Common Stock beneficially owned by KAK and Evergreen is 11,365,541 comprising approximately 25.59% of the outstanding shares of capital stock of the Company.

(b) KAK and Evergreen have shared dispositive and voting power with respect to the 11,365,541 outstanding shares they are deemed to beneficially own.

(c) Other than as reported herein, Neither KAK nor Evergreen have acquired or disposed of the Company’s securities since the Settlement.

(d) Not applicable.

CUSIP No. 229248109	Page 6 of 7

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Please see Item 3 herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

*Exhibit 2	Settlement Agreement, dated August 26, 2002, by and between R.W. Cuthill, Jr., as the Chapter 11 Trustee for the bankruptcy estate of Evergreen Security, Ltd. and Barbara J. Zylka, Karienne G. Zylka, Kristyn B. Zylka, KAK Investments, Inc., KBZ Investments, Inc., MGM Land Co., Inc., Montana Gold and Sapphires, Inc., ZKG Mining Inc., Elphin, Ltd., Entropy Industries, Inc., Morrison Hydrocarboros, S.A., and Pellaire.

*Exhibit 3	Order Approving the Compromise and Settlement, dated December 6, 2002, between Trustee and Barbara J. Zylka, Karienne G. Zylka, Kristyn B. Zylka, KAK Investments, Inc., KBZ Investments, Inc., MGM Land Co., Inc., Montana Gold and Sapphires, Inc., ZKG Mining Inc., Elphin, Ltd., Entropy Industries, Inc., Morrison Hydrocarboros, S.A., and Pellaire.

*Exhibit 4	Settlement Agreement, dated November 7, 2002, by and between Crystal Graphite Corporation and R.W. Cuthill, Jr., Trustee.

*Exhibit 5	Order Approving the Compromise and Settlement, dated January 6, 2003, between Trustee and Crystal Graphite Corporation.

*	As filed in the United States Bankruptcy Court, Middle District of Florida, Orlando Division, In Re: Evergreen Security, Ltd., Case No. 01-00533-6B1, Chapter 11.

CUSIP No. 229248109	Page 7 of 7

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAK Investments, Inc.
June 30, 2005	By:	/s/ /Robert W Cuthill, Jr.
(Date)		Robert W. Cuthill, Jr., President
Evergreen Security, Ltd.

June 30, 2005	By:	/s/ /Robert W Cuthill, Jr.
(Date)		Robert W. Cuthill, Jr., President